SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, Inc.

                                       and

                             GPU International, Inc.

------------------------------------------
                                            :
        In the matter of                    :
        GPU, INC.                           :      Certificate Pursuant
        GPU INTERNATIONAL, INC.             :      to Rule 24 of Partial
                                            :      Completion of
                                            :      Transactions
        SEC File No. 70-7727                :
        SEC File No. 70-8593                :
        (Public Utility Holding Company Act :
        of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


        The undersigned, GPU, Inc. (GPU) and GPU International, Inc. (GPU International), hereby certify pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 22, 1997, November 16, 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992,
and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995
with respect to the transactions proposed in the Application, as amended, in SEC File No.
70-8593, as follows:

        The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727:

1.      Financial Statements
        --------------------

             A copy of GPU International's unaudited Consolidated Balance Sheet as of September 30, 1999 and unaudited Consolidated Statement of Operations for the nine months ended September 30, 1999 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

2.      Business Activities
        -------------------

Project Development
-------------------
             GPU International continued to engage in project development activities both domestically and internationally.

Project Related Services
------------------------
             GPU International continued to provide management, administrative and/or operating services as of September 30, 1999 to the following projects

(either directly or through subsidiaries), in which GPU International has a direct or indirect ownership interest:

                 Project         Project Owner                   Location
                 -------         -------------                   --------
                 Marcal          Prime Energy L.P.                  NJ
                 Chino           OLS Energy- Chino                  CA
                 Camarillo       OLS Energy- Camarillo              CA
                 Onondaga        Onondaga Cogeneration L.P.         NY
                 Lake            Lake Cogen L.P.                    FL
                 Pasco           Pasco Cogen L.P.                   FL
                 Syracuse        Project Orange Associates L.P.     NY
                 Mid-Georgia     Mid-Georgia Cogen, L.P.            GA

3.      Guarantees which GPU has Agreed to Grant
        ----------------------------------------

             No matters to be reported.

4.      Guarantees Issued
        -----------------

             GPU International or GPU, for the benefit of GPU International, has obtained the following standby letters of credit which were effective during the period July 1, 1999 through September 30, 1999:

        (a) In December 1998, GPU International entered into an Amended and Restated Credit Agreement (Credit Agreement) with Citibank, N.A. that provides for a $30 million credit line which may be drawn in the form of advances or letters of credit. The aggregate amount of letters of credit outstanding at one time may not exceed $15 million. GPU has guaranteed GPU International's outstanding obligations under this Credit Agreement, which expires in December 1999.

        As of September 30, 1999, borrowings of $8.5 million were outstanding under the Credit Agreement.

        On February 25, 1998, a letter of credit in the face amount of $5 million was issued under the Credit Agreement to support GPU International's indemnity obligations under the Partnership Interest Purchase and Sale Agreement relating to the sale of a 50 percent interest in the Mid-Georgia Cogen, L.P. (Mid-Georgia) project to a subsidiary of Sonat Energy Services Company (Sonat). The letter of credit is scheduled to expire on December 31, 1999.

        (b) On June 1, 1999, Mid-Georgia issued a letter of credit to collateralize certain obligations under its 30-year power purchase agreement with Georgia Power Company. The letter of credit is scheduled to expire on June 1, 2000 and must be renewed annually by Mid-Georgia during the term of the power purchase agreement. The letter of credit, which is guaranteed by GPU, had been initially provided by GPU International on behalf of its 50 percent ownership interest in Mid-Georgia when the facility commenced commercial operation in June 1998. GPU has a present obligation of $641,500 under the letter of credit, which escalates to a maximum of $4.5 million and then decreases over the remaining term of the power purchase agreement.

             In addition, the following guarantees were outstanding during the period July 1, 1999 through September 30, 1999:

        (a) On September 1, 1999, GPU guaranteed up to $21.3 million in connection with the conversion of a construction loan to a term loan for the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires four years after the loan conversion date (September 2003).

        (b) GPU International has guaranteed the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), both of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly-owned subsidiary of GPU, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is limited to $5 million.

        (c) GPU guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term, which expires in August 2004.

        (d) GPU International has guaranteed the obligations of its wholly owned subsidiary, EI Fuels Corporation (EI Fuels), under a Natural Gas Facilities Agreement (Facilities Agreement) with the City of Warner Robins, Georgia (the City). Pursuant to the guarantee, GPU International has guaranteed the payments of EI Fuels to the City of (a) Fixed Monthly Lease Charges and (b) any and all extensions, renewals, modifications, amendments or substitutions of the foregoing. The Fixed Monthly Lease Charge is $24,000, subject to reduction in certain circumstances, for a term of 31 years from June 1, 1998 (approximately $8,928,000). Sonat has assumed 50% of this obligation.

5.      Services obtained from associated companies
        -------------------------------------------

             Services obtained from GPU Service, Inc. consisted of (i) administrative, internal auditing, legal, accounting and risk management services; (ii) information services and telecommunications services, and (iii) pension administration services. The total dollar value of such services provided to GPU International during the period July 1, 1999 through September 30, 1999 was $508,158.

6.      Services provided to associated companies
        -----------------------------------------

             A description of services provided by GPU International to associate companies during the period July 1, 1999 through September 30, 1999 will be filed separately under a request for confidential treatment under Rule 104(b).

7.     Investments by GPU in Qualifying Facilities, Exempt Wholesale Generators
       ------------------------------------------------------------------------
       and Foreign Utility Companies, and Percentage of Equity Ownership
       -----------------------------------------------------------------

             Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by GPU, as of September 30, 1999 in qualifying facilities (QFs), exempt wholesale generators (EWGs) and foreign utility companies (FUCOs), as well as the percentage of equity ownership.



                                   GPU's       GPU's %    Owners not affiliated with GPU
                      FUCO,      Investment    Equity     ----------------------------------
Associate             QF or      at 9/30/99    Owner-                                Type of
Company               EWG         ($000)       ship       Name of Entity              Entity
-------               ---         ------       ----       --------------              ------

Qualifying Facilities:
Prime Energy,         QF      $10,223          50%      Prudential Insurance        Domestic
LP                                                      Company of America

OLS Energy- Chino     QF             -          1%      Prudential Insurance        Domestic
                                                        Company of America
                                                        Enron Power Marketing,
                                                        Inc.                        Domestic

OLS Energy-           QF             -          1%      Prudential Insurance        Domestic
Camarillo                                               Company of America
                                                        Enron Power Marketing,
                                                        Inc.                        Domestic

Lake Cogen Ltd.       QF         13,694        49.9%    Lake Interest               Domestic
                                                         Holdings Inc.
                                                        New Lake Corp.              Domestic

Project Orange        QF          2,091         4%      G.A.S. Orange
Associates, LP                                           Partners, LP               Domestic
                                                        NCP Syracuse Inc.           Domestic
                                                        Syracuse Orange
                                                         Partners, LP               Domestic

Pasco Cogen, Ltd.     QF         17,744        49.9%    DCC Project Finance         Domestic
                                                         Ten Inc.
                                                        PAS Power Company           Domestic
                                                        Pasco Int. Holding,         Domestic
                                                         Inc.
                                                        Pasco Project               Domestic
                                                        Investment
                                                        Partnership LP

Aggregate                 --------
Investment in QFs *       $43,752
                          -------







                      FUCO,        GPU's       GPU's %    Owners not affiliated with GPU
                      QF         Investment    Equity     ------------------------------
Associate             or         at 9/30/99    Owner-                              Type of
Company               EWG         ($000)       ship       Name of Entity           Entity
-------               ---        -------       ----       --------------           ------

Exempt Wholesale Generators and Foreign Utility Companies:
Mid-Georgia           EWG &       13,642        50%       Sonat Energy             Domestic
Cogen, LP             QF                                  Services Company

Selkirk Cogen         EWG &        9,070        19%       JMC Selkirk, Inc.        Domestic
Partners, LP          QF                                  Cogen Technologies       Domestic
                                                           Selkirk GP, Inc.
                                                          Cogen Technologies       Domestic
                                                          Selkirk LP
                                                          JMCS I Investors, LP     Domestic

NCP Houston           EWG          7,698*      100%       Not Applicable               N/A
Power, Inc.

Onondaga              EWG            _         100%       Not Applicable               N/A
Cogen, LP

NCP Perry, Inc.       EWG         11,021 *     100%       Not Applicable               N/A

Empresa               EWG         31,746        50%       Cititrust (Bahamas)      Foreign
Guaracachi S.A.                                           Limited

Guaracachi            EWG         36,580*      100%       Not Applicable               N/A
America, Inc.

GPU Power, Inc.       EWG        104,791*      100%       Not Applicable               N/A

EI International      EWG            727*      100%       Not Applicable               N/A

GPUI Colombia,        EWG            889*      100%       Not Applicable               N/A
Ltda.

Victoria Electric     FUCO       172,971*      100%       Not Applicable               N/A
Inc.

Midlands              FUCO       988,357       100%       Not Applicable              N/A
Electricity plc

GPU PowerNet          FUCO       484,375       100%       Not Applicable               N/A
Pty. Ltd.

GPU Australia         FUCO       326,691*      100%       Not Applicable               N/A
Holdings, Inc.




                      FUCO,        GPU's       GPU's %    Owners not affiliated with GPU
                      QF         Investment    Equity     ------------------------------
Associate             or         at 9/30/99    Owner-                              Type of
Company               EWG         ($000)       ship       Name of Entity           Entity
-------               ---        -------       ----       --------------           ------

Exempt Wholesale Generators and Foreign Utility Companies (continued):
----------------------------------------------------------


Austran Holdings      FUCO       257,072*      100%       Not Applicable           N/A
Inc.

Termobarranquilla     EWG         86,100        29%       ABB Energy Ventures,     Foreign
S.A.                                                        Inc.
                                                          Lancaster Steel          Foreign
                                                          Distral Group            Foreign
                                                           Corp. Electrica         Foreign
                                                           De la Costa
                                                           Atlantica

EI Barranquilla,      EWG         28,388*      100%       Not Applicable              N/A
Inc.

Barranquilla          EWG         42,040*      100%       Not Applicable              N/A
Lease Holdings, Inc.

Los Amigos            EWG             12*      100%       Not Applicable              N/A
Leasing Company, Ltd.

GPU International     EWG           (426)*     100%       Not Applicable              N/A
Asia, Inc.

EI Services           EWG            (88)*     100%       Not Applicable              N/A
Canada, Ltd.

EI Canada             EWG           (102)*     100%       Not Applicable              N/A
Holding, Ltd.

EI Brooklyn           EWG             (1)*     100%       Not Applicable              N/A
Investment, Ltd.

EI Brooklyn           EWG             (8)*     100%       Not Applicable              N/A
Power, Ltd.

International Power
Advisors, Inc.        EWG            819*      100%       Not Applicable              N/A





                      FUCO,        GPU's       GPU's %    Owners not affiliated with GPU
                      QF         Investment    Equity     -------------------------------
Associate             or         at 9/30/99    Owner-                              Type of
Company               EWG         ($000)       ship       Name of Entity           Entity
-------               ---        -------       ----       --------------           ------

Exempt Wholesale Generators and Foreign Utility Companies (continued):

Empresa
Distribuidora Electrica
Regional,S.A.         FUCO    370,363          100%       Not Applicable               N/A

GasNet,PTY., Ltd. **          196,042          100%       Not Applicable               N/A
                           ---------

Aggregate Investment
in EWGs & FUCOs *          $2,179,695
                           ----------

Total Aggregate
Investment in QFs,
EWGs & FUCOs *             $2,223,447
                           ----------

(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

(**)  Wholly-owned by a FUCO

        As of September 30, 1999, GPU also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Ireland, Inc.; GPU Power Philippines, Inc.; Austin
Cogeneration Corporation; Austin Cogeneration Partners, L.P.; and Hanover Energy
Corporation.

8. During the period July 1, 1999 through September 30, 1999, there was no intellectual property provided to GPU International by any associate company, or provided by GPU International to any associate company.

        In  accordance  with Orders  dated July 6, 1995 and March 6, 1996 in SEC
File No. 70-8593,  and in addition to the reimbursement  agreements described in item 4 above, the following is reported:

1.      Financial Statements
        ---------------------

        A copy of GPU Capital,  Inc.'s (GPU  Capital) and GPU Power's  unaudited
Consolidated Balance Sheets as of September 30, 1999 and unaudited  Consolidated
Statements of Operations for the twelve months ended September 30, 1999 will be filed separately under a request for confidential treatment pursuant to Rule
104(b).

        On October 8, 1998, GPU Capital was  incorporated to secure financing to
prepay  indebtedness  of  certain  subsidiaries  of  GPU  Electric,   Inc.  (GPU
Electric),   and  for  working  capital  purposes   including   investments  and
acquisitions.  GPU made a  capital  contribution  to GPU  Capital  of all of the issued  and  outstanding  common  stock of GPU  Electric,  which  then  became a wholly-owned  subsidiary  of GPU  Capital.  GPU  Capital  became a  wholly-owned subsidiary of GPU. The transaction between GPU and GPU Capital was accounted for in a manner consistent with a transfer of entities under common control.


Accordingly, the unaudited Consolidated Statement of Operations of GPU Capital include the results of operations of GPU Electric as if the transaction had occurred on October 1, 1998.

        GPU Capital and GPU Electric develop, own, operate and fund the acquisition of electric and gas transmission and distribution systems outside the United States and will be referred to as "GPU Electric."

2.      Investments in Exempt Entities
        ------------------------------

        In May 1996, GPU and Cinergy Corporation (Cinergy) formed Avon Energy Partners plc (Avon), a wholly-owned subsidiary of Avon Energy Partners Holdings, Inc. (Holdings). Holdings is a 50/50 joint venture which acquired Midlands, an English regional electric company. GPU's 50 percent interest in Holdings is held by EI UK Holdings, Inc. (EI UK), a wholly-owned subsidiary of GPU Electric.

        In addition to the amount invested by EI UK, Holdings borrowed approximately pounds sterling 1.1 billion (U.S. $1.8 billion) through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

        In July 1999 GPU Electric acquired Cinergy's 50% ownership interest in Avon for (pound)452.5 million (approximately US $714 million). Accordingly, GPU Electric has become the sole owner of Midlands' electric distribution and contracting businesses as well as independent power plants worldwide totaling 1,163 MW. The acquisition was financed through a US $250 million equity contribution from GPU, Inc., the issuance of US $50 million of commercial paper by GPU Capital, and a two-year (pound)245 million (approximately US $382 million) credit agreement entered into by EI UK , of which GPU, Inc. has guaranteed approximately US $96 million. In July 1999, GPU began accounting for Midlands as a consolidated entity, rather than under the equity method of accounting as was previously the practice.

        On June 4, 1999, GPU Electric acquired Transmission  Pipelines Australia
(TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The acquisition was financed through an A$750 million (approximately US $495 million) senior credit facility, which is non-recourse to GPU, Inc. and an equity contribution from GPU Capital of A$275 million (approximately US $180 million) provided through the issuance of commercial paper guaranteed by GPU, Inc.

        On March 9, 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $375 million. The acquisition was financed through the issuance of commercial paper by GPU Capital and a $50 million capital contribution from GPU.

        In December 1998, GPU Capital entered into a $1 billion commercial paper program to, among other things, finance investments in EWGs and FUCOs. The commercial paper issued by GPU Capital is guaranteed by GPU. As of September 30, 1999, there was $957 million of borrowings outstanding under this commercial paper program.

        On November 6, 1997, GPU Electric acquired the business of PowerNet Victoria (PowerNet), which was renamed GPU PowerNet, from the State of Victoria, Australia for A$2.6 billion (approximately US $1.9 billion). The PowerNet acquisition was financed through: (1) a senior debt facility of A $1.9 billion (approximately US $1.4 billion), which is non-recourse to GPU; (2) a five year US $450 million bank credit agreement which is guaranteed by GPU; and (3) an equity contribution of US $50 million from GPU.

        Austran Holdings, Inc. (Austran) has entered into a A$1.9 billion facility agreement (Facility Agreement) with Chase Securities Australia Limited, Dresdner Australia Limited, and J.P. Morgan Australia Securities Limited to finance the acquisition of PowerNet. The Facility Agreement is guaranteed by GPU PowerNet and provides for interest at the Australian dollar bill discount rate as specified in the Facility Agreement. In the third quarter of 1999, Austran refinanced A$220 million (approximately US $142 million) of this acquisition debt with proceeds from an Australian Dollar medium term note issuance. As of September 30, 1999, borrowings of A$1.2 billion, (approximately US $798 million) were outstanding under this Facility Agreement.

        In August 1998, Austran entered into an A$500 million revolving commercial paper program. PowerNet has guaranteed Austran's obligations under this program. As of September 30, 1999, Austran had outstanding borrowings of approximately A$457 million (approximately US $298 million) under the commercial paper program to refinance the maturing portion of the Facility Agreement used to finance the PowerNet acquisition.

        In November 1997, GPU Australia Holdings, Inc. (Australia Holdings) entered into a $450 million bank credit agreement (Credit Agreement) with Chase Manhattan Bank, as agent for a lending institution consortium. Borrowings under the Credit Agreement are repayable annually (with the option to prepay any amounts without penalty) on each anniversary of the acquisition date in increments of $90 million with the final payment due in November 2002. In April 1999 Australia Holdings prepaid the outstanding $350 million principal balance and interest under this agreement. In order to fund this prepayment, Australia Holdings issued $345 million in commercial paper under its $350 million commercial paper program and received a $5 million inter-company advance from GPU Electric. The $450 million Credit Agreement remains in place as a backstop facility for the commercial paper program. Pursuant to the terms of the Credit Agreement, commercial paper availability will be reduced annually in increments of $90 million which will, in turn, reduce the amount of commercial paper that Australia Holdings may issue. As of September 30, 1999, Australia Holdings had US $348 million of outstanding borrowings under the commercial paper program.

3.      Description of Exempt Entities in Which There are Funds Invested
        -----------------------------------------------------------------

Mid-Georgia Cogen, L.P.(Mid-Georgia)
------------------------------------

        Through NCP Houston Power, Inc. and NCP Perry, Inc., GPU International owns a 1% general partnership interest and a 49% limited partnership interest in Mid-Georgia, a 300 megawatt (MW) cogeneration facility located in Kathleen, Georgia which was placed into commercial operation in June 1998. The facility sells substantially all of its steam output for use in an adjacent industrial facility and substantially all of its electrical output to Georgia Power

Company. Mid-Georgia has the option to sell power to other wholesale parties subject to the receipt of necessary third party consent.

Onondaga Cogeneration, L.P.(Onondaga)
-------------------------------------

        GPU International, through its wholly-owned subsidiaries Geddes Cogeneration Corporation and Geddes II Corporation, owns a 1% general partnership interest and 99% limited partnership interest in Onondaga, an 80 MW cogeneration facility in located in Geddes, New York. The facility was placed into commercial operation in December 1993 and sells substantially all of its steam output for use in an adjacent industrial facility and its electrical output to Niagara Mohawk Power Corporation.


Selkirk Cogen Partners, L.P. (Selkirk)
--------------------------------------

        GPU International, through its wholly-owned subsidiary EI Selkirk, Inc., owns a 19% limited partnership interest in Selkirk. The principal assets of Selkirk include two natural gas-fired combined-cycle cogeneration facilities located in Bethlehem, New York: a 79.9 MW facility and a 270 MW facility.

Empresa Guaracachi, S.A.
------------------------

        In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA), an electric generating company having an aggregate capacity of 216 MW of natural gas-fired and oil-fired generation for $47 million. In May 1999, two new gas-fired turbines were placed into commercial operation increasing EGSA's total capacity to 338 MW. All of the facilities are located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi with their total capacity representing more than one-third of Bolivia's generation capacity. The new units cost approximately $65 million and were financed with approximately $40 million in equity from the original EGSA purchase price with the remaining funds provided from non-recourse debt.

Termobarranquilla, S.A.
-----------------------

        In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA), which consists of a 120 MW gas-fired generating plant and a newly constructed 770 MW gas-fired plant located near Barranquilla, Colombia. Electricity generated by these plants is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------

        Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), owns and leases to TEBSA equipment in the 770 MW plant constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through August 2011.

Midlands Electricity plc(Midlands)
----------------------------------

        Midlands distributes and supplies electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns a generation business that produces electricity domestically and internationally. In December 1998, GPU Electric and Cinergy agreed to the sale of the supply business of Midlands to National Power plc (National Power). In June 1999, National Power plc acquired all of the assets of Midlands' supply business (the business which purchases, markets and supplies electricity to customers) and assumed its liabilities, including obligations under all of Midlands' power purchase agreements, for US $300 million (US $150 million for GPU's share).

PowerNet
--------
        PowerNet owns and operates the existing high-voltage electricity transmission system in the State of Victoria, Australia. The PowerNet transmission system serves all of Victoria covering an area of approximately 87,900 square miles and a population of approximately 4.5 million.

Emdersa
-------

        Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 322,000 square kilometers. The provinces have a population of about 1.5 million people.

GasNet
------

        The GPU GasNet system encompasses 1,239 miles of transmission pipelines, and consists of two separate networks serving approximately 1.3 million residential customers and about 40,000 industrial and commercial customers throughout Victoria.

4.      Services Obtained From Associated Companies
        -------------------------------------------

        GPU Service, Inc. provided administrative services to GPU Power and GPU Electric in the amount of $222,916 and $469,231, respectively, for the three months ended September 30, 1999, in support of operations and management activities.

5.      Services Provided to Associated Companies
        -----------------------------------------

        A description of services provided by GPU Electric and GPU Power to associate companies during the period July 1, 1999 through September 30, 1999 will be filed separately under a request for confidential treatment under Rule 104(b).

        In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

        a) GPU's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt
wholesale   generators  (EWGs),  for  which  there  is  recourse,   directly  or
indirectly, to the registered holding company. Accordingly, GPU Inc.'s aggregate investment as of September 30, 1999 is as follows:

                                                                 (In Thousands)
                                                                  ------------
FUCOs
-----
Midlands Electricity plc                                        $    988,357
GPU PowerNet PTY., Ltd.                                              484,375
Empresa Distribuidora Electrica Regional, S.A.                       370,363
GPU GasNet, PTY., Ltd.                                               196,042
                                                                   ---------
        Subtotal                                                   2,039,137
                                                                   ---------

EWGs
----
Mid-Georgia Cogen, L.P.                                             $ 13,642
Selkirk Cogen, L.P.                                                    9,070
Termobarranquilla, S.A.                                               86,100
Empresa Guaracachi, S.A.                                              31,746
                                                                   ---------
        Subtotal                                                     140,558
                                                                   ---------
        Aggregate Investment in FUCOs and EWGs                  $  2,179,695
                                                                   =========

        b)   As of September 30, 1999
             (In Thousands)
             GPU's Aggregate Investment in FUCOs and EWGs $2,179,695

Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:
---------------------------------------------------------------------------

Total capitalization             $ 12,225,790                    17.8%
Net utility plant                $  8,466,128                    25.7%
Total consolidated assets        $ 22,665,188                     9.6%
Market value of common equity    $  4,041,342                    53.9%

        c)   GPU, Inc. and Subsidiary Companies
             Consolidated Capitalization Ratios as of September 30, 1999 (In Thousands)

                                              Amount               %
                                              ------             ----

Common equity                              $  3,600,114          29.5
Cumulative preferred stock                      121,741           1.0
Subsidiary-obligated mandatorily
  redeemable preferred securities               225,000           1.8
Trust preferred securities                      200,000           1.6
Long-term debt                                7,255,435          59.4
Notes payable                                   823,500           6.7
                                              ---------         -----

        Total capitalization               $ 12,225,790         100.0%
                                             ==========         =====

        d) Market-to-book ratio of GPU, Inc. and Subsidiary Companies common stock at September 30, 1999:

Closing Market Price per Share                            $   32.6250
Book Value per Share                                      $   29.04
Market-to Book Ratio of Common Stock                          112.3%

        e) Analysis of Growth in Retained Earnings for GPU, Inc. and Subsidiary Companies:
                                              (In Thousands)
                                             ---------------
Retained Earnings as of 9/30/99              $    2,482,862
Retained Earnings as of 12/31/98                  2,230,425
                                                  ---------
Growth in Retained Earnings                  $      252,437
                                                 ==========

Analysis of Growth in Retained Earnings:

Income contribution from GPU Energy companies                       $  343,711
Income contribution from FUCOs/EWGs/Project Parents                     64,416
Income/(loss) contribution from other GPUI Group investments            (5,480)
Income/(loss) contribution from other GPU Advanced Resources            (6,783)
GPU, Inc. expenses (Corporate)
                                                                       (10,336)
Cash dividends declared on Common Stock                               (133,117)
Other adjustments                                                           26
                                                                     ---------
Growth in Retained Earnings                                        $   252,437
                                                                      ========

        f) Statements of operations for the periods ended September 30, 1999 for each of the Project Parents and Exempt Entities, other than (1) Selkirk Cogen Partners, L.P. which is incorporated by reference to Selkirk's September 30, 1999 Form 10-Q, and (2) NCP Houston Power, Inc.,(3) Mid-Georgia Cogen, L.P., and
(4) Onondaga Cogeneration Limited Partnership which are incorporated by reference to Form U-9C-3 for the nine months ended September 30, 1999 each filed previously with the SEC.

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.
                                              GPU, Inc.


                                              By:/s/ T.G Howson
                                                 -------------------------
                                              T.G. Howson
                                              Vice President and Treasurer


                                              GPU International, Inc.


                                              By:/s/ R. P. Lantzy
                                                 ------------------------
                                              R.P. Lantzy
                                              President








Date:   December 17, 1999